

July 26, 2011

Via E-mail
Mr. Tidjane Thiam
Group Chief Executive
Prudential plc
12 Arthur Street
London EC4R 9AQ, England

> **Re: Prudential plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 11, 2011**
> **File No. 001-15040**

Dear Mr. Thiam:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Additional explanation of performance measures and analysis of consolidated results by business segment, page 157

1. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the longer-term investment return rates used to determine "operating profit based on longer term investment returns" and the factors underlying changes in this expected rate of return for each period presented. Also, disclose the amount of risk margin reserve charge and unamortized interest-related gains and losses at period end related to previously sold bonds that you amortize over the period to when those bonds otherwise would have matured.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, page F-10

2. Please address the following regarding your presentation of cash flows from operating
    activities using the indirect method, referencing the authoritative literature you rely upon
    to support your presentation, where appropriate:

    -   Please explain the relationship between the amounts shown under the caption,
        "changes in operating assets and liabilities," and the corresponding amounts on your
        consolidated balance sheets.
        o   Please explain why it is appropriate to present the net cash flows for these items.
            To the extent you rely upon paragraph 24 of IAS 7, please explain how your
            policyholder liabilities have fixed maturity dates, as stipulated in subparagraph
            (a).
        o   Please explain whether the amounts presented are net of non-cash transactions. If
            so, please tell us the nature of these non-cash transactions and quantify them. To
            the extent they are material, please tell us where you disclosed this information in
            your filing, as required by paragraph 43 of IAS 7.
    -   Please explain the relationship between adjustments for transactions of a non-cash
        nature and related disclosure elsewhere in your filing, such as the increases in
        policyholder liabilities shown on page 190 and the reconciliation of movement in
        policyholder liabilities on page F-73.
    -   Please explain the relationship between the investment caption in your cash flow
        statement and the information presented in the reconciliation of movement in
        investments table on page F-69. For example, please explain why your cash flow
        statement reflects a cash outflow of £24,594 million in 2010 while your reconciliation
        of movement in investments indicates that there is an £11,251 million net cash inflow
        from operating activities.
    -   Please explain the relationship between the policyholder liabilities caption in your
        cash flow statement and the information presented in the reconciliation of movement
        in policyholder liabilities table on page F-73. For example, please explain why your
        cash flow statement reflects a cash inflow of £24,287 million in 2010 while your
        reconciliation of movement in policyholder liabilities indicates that there is a net
        inflow of £3,110 million.

Notes to the Consolidated Financial Statements

A: Background and accounting policies
Acquisition costs, page F-29

3. You disclose that marketing and advertising costs are included in the pool of costs
    capitalized as deferred acquisition costs. Please tell us whether you treat these costs
    differently for your contracts and policies under which you follow US GAAP versus UK

GAAP or local GAAP. To the extent you capitalize marketing and advertising costs for US GAAP policies, please tell us whether you intend to apply ASU 2010-26 effective January 1, 2012. If so, please provide us proposed policy disclosure to be included in future periodic reports that describes the impact of adopting ASU 2010-26. If not, please explain to us why not.

F: Income statement notes
F5: Tax, page F-196

4. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies that the tax expense attributable to policyholders includes both current and deferred tax components and that the deferred tax component is mainly associated with the movement in unrealized appreciation on investments, consistent with that on page 29 of your October 31, 2006 letter to us. Otherwise, please explain why such disclosure is not warranted.

H: Other information on statement of financial position
Investments in joint ventures, page F-250

5. As disclosed on page 14, your Asian business relies on a number of joint venture partners, including CITIC, ICICI, Bank Simpanan Nasional, and Bank of China International. Please provide us proposed disclosure to be included in future periodic reports describing the principal terms governing these joint venture arrangements, particularly those related to future funding obligations and profit sharing arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant